Exhibit 99.1

Sierra Metals Provides Update Regarding Its Operational Improvements Program at the Mexican Operations

TSX: SMT
BVL: SMT
NYSE AMERICAN: SMTS

•	Major changes in the Corporate Team, which is now strengthened in Mexico to better support and improve operations
•	Metallurgical recovery levels have increased to above 80% at both mills in Mexico from the low 60% range at Cusi and low 70% range at Bolivar
•	13 new pieces of equipment commissioned at Bolivar Mine to maximize ore delivery
•	Drift development underway on four sub-levels on the planned pilot sub level longhole stoping area in the Santa de Rosa de Lima structure at the Cusi Mine. This development is increasing the mill campaigns with higher grade ore. This trend is expected to continue until full mill capacity from Santa Rosa de Lima is reached targeted for Q2 2018

TORONTO, Oct. 24, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (NYSE AMERICAN: SMTS) (BVL: SMT) ("Sierra Metals" or "the Company") is pleased to provide an update on the operational improvement program currently taking place at its Bolivar and Cusi Mines in Mexico, focusing on modernizing operations, improving production, and reducing unit costs. A similar program was successfully implemented at the Yauricocha Mine starting in late 2015. The program to date has focused on strengthening the corporate team, adding technical expertise at the projects, improvements to production capacity through mine design, planning and sequencing, and improving metals production through improvements to the metallurgical recovery process and ore throughput.

Igor Gonzales, President, and CEO of Sierra Metals commented: "Management is committed to improving operations in Mexico and to increase the profitability of both the Bolivar and Cusi Mines.  We have undertaken efforts to appoint experienced and qualified personnel to run the operational improvements program and improve the efficiency and operations at both mines.  We expect that our program efforts should be more apparent in the latter part of 2017 and we will continue working toward completion of the improvements scheduled for the end of Q1 2018.  We are optimistic about the outcome and expect to see higher cash flow from our Mexican operations starting in Q2 2018."

Strengthening the Corporate Team in Mexico

Strengthening the corporate team with professionals experienced in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities, are key to providing better support to the operations. Additionally, technical expertise in the areas of long and short-term planning, ventilation and geomechanics have been incorporated and assigned to the Mexican operations. Simultaneously, the Mexican management team has been reinforced with a new general manager, operations manager and site managers, to improve the performance of our assets in Mexico.

Metallurgical and Metal Recovery Improvements

The Company has been focused on improving metallurgical recoveries at both mills in Mexico and has been able to achieve consistently higher metallurgical recovery levels to an average level of 82% at the Piedras Verdes Mill located at the Bolivar Mine and to an average level of 83% at the Malpaso Mill located near the Cusi Mine. This has been accomplished through a reduction in the grind size of the ore processed to a particle size distribution level of P80 allowing for the optimal release of mineralization, and milling throughput. Additionally, at the Cusi Mine recoveries have been increased through the identification, classification and individual treatment of separated ore types.  The separated ore types are then processed through individual campaigns, and through the addition of lime, recoveries are increased.  Figures 1 and 2 below demonstrate the process and timeline for metal recoveries at Bolivar and Cusi. Furthermore, at Cusi the Company has also implemented a comprehensive cost analysis for each campaign sent to the mill to ensure that only economic ore is processed which also helps to control mill expenses and improve operating margins. Studies are underway to define capital requirements to expand both Cusi and Bolivar mines in the following areas: New tailings facilities, mine development and plant expansions by Q3-2018.

Bolivar Mine Improvement Plans

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019.  However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. Bolivar production for 2018 is expected to reach 3,000 tonnes per day in Q1 2018. Metallurgical recoveries are expected to remain at current levels for 2018. The Company continues to work to increase tonnage at Bolivar through the commissioning of 13 new pieces of equipment. The new equipment along with the best use of existing mine infrastructure and equipment will help to maximize ore delivery to the processing plant.  Reducing costs is also very important to the Company and efforts have been put in place to optimize capital expenditures on access development at Bolivar.

Cusi Mine Improvement Plans

At the Cusi Mine, the Company is focused on completing access, development and production of the Santa Rosa de Lima zone which has wider structures and higher silver grades than the narrow veins currently being mined. The Company has reached the Santa Rosa de Lima structure and is currently developing drifts to mine this area.

The Company is currently mining selected higher grade structures at the old mine in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi.  The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone until the mill is operating at its capacity of 650 tonnes per day using only ore from the Santa Rosa de Lima zone.  It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima starting in Q2 2018.

The change in focus at Cusi is the result of a geological reinterpretation and the Company's successful completion of two sequential drill campaigns totaling 29,500 meters at the Santa Rosa de Lima zone which saw average silver equivalent grades of 372 grams per tonne and average widths of 3.8 meters. These results will be included in a mineral resource update for the Cusi Mine expected in the fourth quarter of 2017. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A prefeasibility study and capex estimate study to define economic options for potential new Cusi plant are targeted by Q3-2018.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc |
LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not asme any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/October2017/24/c1891.html

%CIK: 0001705259

For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, Vice President, Corporate Development, Sierra Metals Inc., Tel: +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., Tel: +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 24-OCT-17